

Clay Knight · 3rd

RealSavvy

Designer & Co-Founder

Dallas/Fort Worth Area · 500+ connections · **Contact info**

Experience



Co-Founder & Chief Creative Officer
RealSavvy
Jul 2014 – Present · 5 yrs 5 mos
Austin, TX



Co-Founder
Safarious
Mar 2011 – Present · 8 yrs 9 mos

Online community that connects those curious about the world's wild places with those that are serious about the word's wild places.



Advisor
Rent My Wardrobe
Nov 2018 – Jun 2019 · 8 mos
Dallas/Fort Worth Area

Help fine-tune the brand vision and product UI+UX.



Principal/Owner
dib creative

Mar 2007 – 2014 · 7 yrs
Brand development, Graphic Design, Software Development, Mobile Applications. We help start online businesses with clients or as part of their team.

Partner & President
Skyymedia Inc
2004 – 2006 · 2 yrs
Dallas, TX

A boutique advertising and design company that primarily focusing primarily traditional media. I joined as a partner with the role of growing the company's operations and creative services. In 2 years annual billings increased by $4M and our staff grew from 3 people to 15. Skyymedia ended up being one of the first boutique shops in Dallas to truly offer a blend of trac ...**see more**

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Education

Texas Tech University
Fine Arts, Design Communication
1998 – 2001

Received a Fine Arts Scholarship but attendance was short due to early leave to help startup software company.

DALI Institute, London
Design Communications

Lorenzo de' Medici, Florence Italy
Fine and Studio Arts

Skills & Endorsements

Brand Development · 34

Endorsed by **3 of Clay's colleagues at Safarious**

Graphic Design · 17

Endorsed by **Cody Powell, who is highly skilled at this**

Endorsed by **2 of Clay's colleagues at dib creative**

Start-ups · 17

Endorsed by **Rick Orr, who is highly skilled at this**

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